As filed with the Securities and Exchange Commission on November 21, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

NetIQ Corporation
(Name of Subject Company (Issuer))

NetIQ Corporation
(Name of Filing Person (Offeror))

Options under NetIQ Corporation 1995 Stock Plan, Amended and Restated as of September 16, 2002,
NetIQ Corporation 2002 Stock Plan,
Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999),
WebTrends Corporation 1997 Stock Incentive Compensation Plan and
NetIQ Corporation Amended and Restated 1998 Stock Incentive Compensation Plan
To Purchase Common Stock Par Value $.001 per Share of NetIQ Corporation
Held by Eligible Option Holders
(Title of Class of Securities)

*
(CUSIP Number of Class of Securities)

Copies to:
Charles M. Boesenberg NetIQ Corporation 3553 North First Street San Jose, CA 95134 Tel: (408) 856-3000 Fax: (408) 856-1804	Jean M. McLoughlin, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 Tel: (650) 752-2000 Fax: (650) 752-2111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 64115P 10 2.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001, held by current employees upon the terms and subject to the conditions in the Offer to Exchange dated November 18, 2002.

Item 12.    Exhibits

Item 12 is hereby amended and supplemented to read as follow:

(a)(1)(A)	Offer to Exchange dated November 18, 2002.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Eligible Option Holders Regarding Offer.*

(a)(1)(D)	Form of Notice of Withdrawal of Tender.*

(a)(1)(E)	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*

(a)(1)(F)	Frequently Asked Questions Concerning the Offer to Exchange Provided to Managers.

(b)	Not applicable.

(d)(1)	NetIQ Corporation 1995 Stock Plan, Amended and Restated as of September 16, 2002.*

(d)(2)
Form of Stock Option Agreement under the 1995 Stock Plan, Amended as of September 16, 2001 previously filed with the Commission on January 30, 2002 as Exhibit 10.3B to the Company’s Registration Statement on Form S-8, Registration No. 333-81682, which is incorporated herein by reference.

(d)(3)
NetIQ Corporation 2002 Stock Plan previously filed with the Commission on January 30, 2002 as Exhibit 10.5 to the Company’s Registration Statement on Form S-8, Registration No. 333-81682, which is incorporated herein by reference.

(d)(4)
Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999) and form of stock option agreement thereunder previously filed with the Commission on May 15, 2000 as Exhibit 4.1(a) to the Company’s Registration Statement on Form S-8, Registration No. 333-37076, which is incorporated herein by reference.

(d)(5)
WebTrends Corporation 1997 Stock Incentive Compensation Plan and form of stock option agreement thereunder previously filed with the Commission on April 16, 2001 as Exhibit 4.1(a) to the Company’s Registration Statement on Form S-8, Registration No. 333-59034, which is incorporated herein by reference.

(d)(6)
NetIQ Corporation Amended and Restated 1998 Stock Incentive Compensation Plan and form of stock option agreement thereunder previously filed with the Commission on April 16, 2001 as Exhibit 4.1(b) to the Company’s
Registration Statement on Form S-8, Registration No. 333-59034 which is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NETIQ CORPORATION /s/ BETSY E. BAYHA Betsy E. Bayha Vice President, General Counsel and Secretary

Date: November 21, 2002